Al Shams Investments Nominates Five Highly Qualified, Independent Candidates for Election to the Board of Braemar Hotels & Resorts

Nominees Have Decades of Experience Across Real Estate, Finance, Law and Corporate Governance

PEMBROKE, Bermuda – September 14, 2026 – Al Shams Investments Limited (“Al Shams” or “we”), the largest shareholder of Braemar Hotels & Resorts Inc. (NYSE: BHR) (“Braemar” or the “Company”), today announced that it has delivered a notice of its intention to nominate five highly qualified, independent candidates (the “Nominees”) for election to Braemar’s Board of Directors (the "Board") at the Company’s 2026 Annual Meeting of Shareholders, which is scheduled to be held on November 13, 2026 (the "2026 Annual Meeting"). The notice was nearly 900 pages and satisfied the onerous requirements of the Company’s governing documents.

The Nominees are:

•	Jennifer L. Bitterman, an experienced real estate finance executive and public company director;
•	Jonathan Klein, a real estate investor and operator with more than 30 years of experience across acquisitions, development, structured finance, distressed debt and complex special situations;
•	Anna Massion, a seasoned institutional investor, research analyst and public company director;
•	Sir Michael Peat, who has decades of experience in finance and accounting and in royal service, including as Treasurer to The Queen (Elizabeth) and Keeper of the Privy Purse; and
•	Wayne R. Walker, an attorney and corporate governance expert who has served on numerous public company boards.

Al Shams commented:

Since Braemar’s separation from Ashford Hospitality Trust in November 2013, the Company’s stock price has declined by more than 90%, resulting in significant losses for shareholders. During this same period, substantial fees have been paid to the Company’s external advisor, while shareholders have continued to bear the consequences of sustained underperformance.

We believe the governance of Braemar has failed to adequately serve the interests of its shareholders and that the time has come to offer an alternative.

We are therefore pleased to nominate five highly distinguished and independent individuals for election to the Board. We have no doubt that these individuals bring considerable experience and expertise across real estate, finance, investing, law, accounting and corporate governance. We believe that, if elected, they can apply this considerable experience and expertise to the governance, oversight and other matters that come before the Board.

Further information regarding each of the Nominees and their respective experience and qualifications is set out below.

Jennifer L. Bitterman

Jennifer L. Bitterman is an experienced real estate finance executive and public-company director with more than 20 years of experience in real estate investment, asset management, capital markets, financial reporting, strategic transactions, REIT compliance and corporate governance. Ms. Bitterman currently serves as Global Chief Financial Officer of the GSA Group, a subsidiary of The DOT Group, since June 2025. Ms. Bitterman also serves as a member of the Board of Directors and Audit Committee of Franklin Street Properties Corp., a publicly traded real estate investment trust focused on office properties in U.S. Sunbelt and Mountain West markets, since October 2025. From July 2023 to May 2025, Ms. Bitterman served as Chief Financial Officer of Andover Properties, LLC, a fully integrated real estate investment firm that owns and operates alternative real estate asset classes, including self-storage, car washes and manufactured housing communities. At Andover Properties, LLC, Ms. Bitterman led financial reporting for institutional capital partners, oversaw capital markets activity, banking relationships, treasury functions, audit and tax coordination, management reporting, asset management oversight and strategic initiatives, including approximately $1 billion in portfolio refinancings. From March 2023 to June 2025, Ms. Bitterman served on the Board of Directors of Dreamscape Entertainment Properties, a hospitality and entertainment company, where she chaired the Audit Committee. Prior to Andover Properties, LLC, Ms. Bitterman held several senior leadership roles at Cedar Realty Trust, Inc., a publicly traded REIT, including Executive Vice President, Chief Financial Officer (September 2021 to August 2022), Treasurer and Secretary. At Cedar Realty Trust, Inc., she oversaw a strategic alternatives process that resulted in the sale of the company’s assets and liabilities to multiple buyers and was responsible for capital markets activity, SEC reporting and compliance, budgeting and forecasting, tax and REIT compliance, cash management, investor relations, internal reporting, information technology, data governance and human resources. More than five years ago, Ms. Bitterman held real estate investment and financial advisory roles at Morgan Stanley Real Estate, Credit Suisse and PricewaterhouseCoopers LLP. Her experience includes asset management for substantial office, retail and senior housing portfolios, REIT equity research, financial due diligence, valuations, annual strategic planning, acquisitions diligence and dispositions. Ms. Bitterman earned a Bachelor of Business Administration with High Distinction in Finance and Accounting from the University of Michigan’s Ross School of Business. She is a member of ICSC and serves on the advisory boards of the Weiser Center for Real Estate at the Ross School of Business and previously served on Cold Spring Harbor Laboratory’s Corporate Advisory Board.

Jonathan Klein

Jonathan Klein has served as the Founder and Managing Director of Westview Capital LLC

since June 2023, where he focuses on acquiring multifamily and commercial assets and originating high-yield credit investments. He is a real estate investor and operator with more than 30 years of experience across acquisitions, development, structured finance, distressed debt, and complex special situations, with over $10 billion of transaction experience. Prior to founding Westview Capital LLC, Mr. Klein served as principal of JEK Ventures LLC, a private investment company he founded in late 2019, until founding Westview Capital in 2023. During this period, he also served as Managing Director in the real estate group at Sixth Street Partners, a leading global investment firm, from June 2021 to July 2022, where he led investment strategy and execution across a wide range of real estate equity opportunities. Mr. Klein advised on the formation and execution of National Realty Trust, a private REIT recapitalization involving 549 KinderCare assets, in a transaction that included approximately $475 million of equity and $641 million of debt financing. Mr. Klein previously spent over a decade at Fortress Investment Group LLC, an investment firm, including as a Partner and Managing Director from January 2007 to August 2019, where he led U.S. real estate equity investments and executed a broad range of large-scale and complex transactions. Earlier in his career, Mr. Klein co-founded TriCap Holdings, a high-yield real estate lending platform, and Diversified Property Group, a residential and commercial real estate development firm, in 2003. He began his career at Strategic Resources Corporation where he advanced from Analyst to Managing Director and played a key role in acquiring real estate-related assets, from 1994 to 2002. Over the course of his career, Mr. Klein has invested across the United States, Canada, Mexico, and Europe and has developed longstanding relationships with lenders, investors, developers, and brokers. Mr. Klein holds a B.A. from the University of Hartford and a Master of Science in Real Estate Finance from New York University.

Anna Massion

Anna Massion serves as a Non-Executive Director for two public companies: Gaming Realms plc, a leading B2B developer of gaming content, since November 2022 and BetMakers Technology Group LTD, a leading global provider of B2B wagering technology and services, since March 2022. From June 2019 to July 2025, Ms. Massion served as a Non-Executive Director at Play AGS LLC, a global entertainment and gaming company and at Playtech, PLC, a leading platform, content and services provider in the online gambling industry, from April 2019 to February 2025. From October 2021 to October 2023, she served as a Non-Executive Director at Artemis Strategic Investment Corporation, a special purpose acquisition company. In her capacity as a Non-Executive Director, she has chaired numerous committees, including Remuneration, Risk & Compliance, Nomination & Governance, and Audit. Prior to such board roles, Ms. Massion was a Senior Analyst for PAR Capital Management from 2014 to 2019. Ms. Massion also served as a Director of Gaming, Lodging and Leisure Research at Hedgeye Risk Management, LLC, from 2008 to 2014, as Vice President/Senior Research Analyst, Global Equity Fund, at Marathon Asset Management LP from April 2008 to October 2008 and in various roles at J.P. Morgan Securities from 2001 to 2008, including, most recently, as Vice President on the Proprietary Trading Desk from 2004 to 2008. Ms. Massion holds a B.S. in Economics, Concentration in Finance, Minor in Russian and an M.B.A. in Finance, Major in Finance, from The Wharton School at the University of Pennsylvania.

Sir Michael Peat

Sir Michael Peat has served as an advisor to Lord Michael Hintze since October 2011 and to Deltroit Asset Management Limited, Lord Hintze’s investment management company, since April 2024 and as a director and trustee of The Hintze Family Charitable Foundation since June 2013. He also currently serves as a non-executive director of Dikler Farming Company Limited (since May 2025), MHPF (UK) Limited (since May 2023), MHPF (Holdings) Limited (since September 2024), SMH Woodland Limited (since May 2025) and SMH Investments Limited (since May 2023), each a privately held company engaged in farming, property or investment management. Sir Michael Peat studied law at Trinity College, Oxford, before qualifying as a Chartered Accountant in 1975 and completing an M.B.A. at INSEAD in 1977. He was admitted as a partner at KPMG (London) in 1985, a position he held until 1993, and, in that capacity led a consultancy study into the management and finances of the Royal Household from 1986 to 1987. Asked subsequently to implement his recommendations, he did so initially on secondment from KPMG (London) before joining the Royal Household permanently in 1993. During his eighteen years in royal service, he held a number of senior positions, including serving as Keeper of the Privy Purse and Treasurer to The Queen from 1996 to 2002, Receiver General of The Duchy of Lancaster from 1996 to 2002, and Principal Private Secretary to The Prince of Wales and the Duchess of Cornwall from 2005 to 2011. He also served as a member of the Duchy of Cornwall’s Council and chairman of The Prince’s Charities Foundation before retiring from the Royal Household in 2011. He previously served as an advisor to Safinvest International Limited from November 2011 until June 2026. His board career has been broad and varied. He served as a non-executive board member and member of the audit committee of Deloitte UK from 2011 to 2019, as non-executive director and chairman of the audit committee of M&C Saatchi plc from 2016 to 2019, as partner and chairman of the board and audit committee of CQS (UK) LLP, a regulated investment advisory and management business, from 2015 to 2021, and as non-executive chairman, director and chairman of the audit committee of CQS Management Ltd. from 2013 to 2024, and as non-executive director and chairman of the audit committee of Arbuthnot Latham & Co Ltd. from 2015 to 2021. He also served as a non-executive director of Mead Underwriting Limited, a Lloyd’s of London underwriter, from January 2023 to October 2025, and as non-executive chairman of The Regeneration Group Ltd., a UK property investment company, from 2015 to 2022. He also served as a non-executive director of Architekton Limited, a UK property development company, from 2016 to 2021, and as a non-executive director of Our Place Sustainable Development Limited (formerly Architekton Works Limited), a UK property development and construction company, from 2017 to 2021. He served as a non-executive director of MH Premium Farms Pty Ltd, an Australian farming company, from 2019 to 2021. Sir Michael Peat was a member of the board of trustees of The Said Foundation from January 2014 until June 2026. In addition, Sir Michael was a partner in the Wycliffe Grange Farm Partnership, a farming and cottage rental partnership operated at his home in Berkshire, from 1975 until August 2024. His non-executive roles have also included serving as the senior independent non-executive director and chairman of the audit committee of Evraz PLC, an LSE-listed steel and mining group, from 2011 to 2022, and as non-executive chairman and chairman of the audit committee of GEMS MENASA Holdings Limited (and, from September 2021, GEMS MENASA (Cayman) Limited), one of the world’s largest private education groups, from 2013 to 2024. Sir Michael Peat was a fellow of Eton College from 2002 to 2011 and was awarded the Institute of Chartered Accountants in England and Wales Outstanding Achievement Award in 2018.

Wayne R. Walker

Wayne R. Walker has served as President of Walker Nell Partners, Inc., an international business consulting firm, since founding the firm in 2004. Earlier in his career, Mr. Walker served as Partner at ParenteBeard LLC (n/k/a Baker Tilly Virchow Krause, LLP), an accounting firm, from 2001 to 2004, and as Senior Legal Counsel at E. I. du Pont de Nemours and Company (n/k/a DuPont de Nemours, Inc.), a chemicals, agriculture and specialty products company, from 1984 to 1998. Mr. Walker currently serves on various public and private boards of directors: director at Pitney Bowes, Inc., a technology driven digital shipping, mailing solutions and financial services company (since 2025); director at Outdoor Holding Company (formerly AMMO, Inc.) (and owner of GunBroker.com), the largest online marketplace for firearms, hunting and related products, where he chairs the Nomination and Corporate Governance Committee and Compensation Committees (since 2022); director at Petros Pharmaceuticals, Inc., a men’s health company (since 2020); Fabric.AI (formerly StableX Technologies, Inc.), a company focused on the movement of data between powerful computer systems (since 2020); and PharmaCyte Biotech, Inc., a clinical stage biopharmaceutical company committed to developing novel therapies for age-related diseases and autoimmune and inflammatory conditions (since 2022). Mr. Walker’s previous service on boards includes WRAP Technologies, Inc., a global public safety technology and services company, from 2018 to 2023, where he was chairman of the board; Pitcairn Trust Company, a national advisor to family offices, from October 2018 to 2022, where he chaired the Compensation Committee; BridgeStreet Worldwide, Inc., a leading provider of furnished apartments to corporations, from 2013 to 2014, where he was chairman of the board; and Last Call Operating Companies, an owner of various national restaurants, from 2016 to 2018, where he was chairman of the board. Mr. Walker has also served on the board of directors of Eagleville Hospital, a behavioral health organization, since 2015, and previously, he served on the boards of directors of National Philanthropic Trust, a public charity with assets of $49 billion under management dedicated to providing philanthropic expertise to donors, from 2013 to 2020, where he was chairman of the board of trustees; the Board of Education of the School District of Philadelphia, which oversees the education of 198,000 students with a $3 billion budget, where he was vice president; and Habitat for Humanity International, a global housing organization, from 1992 to 1998, where he was chairman of the board. Mr. Walker earned a B.A. from Loyola University New Orleans and a J.D. from the Columbus School of Law at the Catholic University of America.

About Al Shams Investments Limited

Al Shams Investments Limited is a Bermuda-based private investment company focused on global investments across private equity, real estate, and alternative asset classes.

Certain Information Concerning the Participants

Al Shams, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) and accompanying WHITE Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

At this time, the participants in the solicitation of proxies are Al Shams Wafic Rida Said, Jennifer L. Bitterman, Anna Massion, Jonathan Klein, Sir Michael Peat and Wayne R. Walker (collectively, the “Participants”).

The Definitive Proxy Statement and accompanying WHITE Universal Proxy Card will be furnished to some or all of the Company’s shareholders and will be, along with other relevant documents, available at no charge on the SEC’s website at https://www.sec.gov/.

Information about Al Shams and Mr. Said and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by Al Shams and Mr. Said with the SEC on September 8, 2026 and is available here. As of the date hereof, none of Jennifer L. Bitterman, Anna Massion, Jonathan Klein, Sir Michael Peat and Wayne R. Walker hold any shares of Common Stock of the Company. However, by virtue of the relationship among the Participants as members in a Schedule 13(d) group and solely for the purpose of such Schedule 13(d) group, each of the Participants is deemed to beneficially own the 6,513,000 shares of Common Stock of the Company, par value $0.01, held directly by Al Shams.

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